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Exhibit

Exhibit            Description

99.1                 Announcement on 2021/09/03: Share exchange between the Company and Chipbond Technology Corporation

99.2                 Announcement on 2021/09/03: UMC and Chipbond to establish strategic cooperation through the exchange of new share issuance

Exhibit 99.1

Share exchange between the Company and Chipbond Technology Corporation

1. Date of occurrence of the event: 2021/09/03

2. Subject company of share exchange: Chipbond Technology Corporation

3. Counterparty: Chipbond Technology Corporation

4. Whether the counterparty of the current transaction is a related party: No

5. Relationship between the trading counterparty and the Company, explanation of the reasons for the decision to acquire from or transfer shares to an affiliated enterprise or related party, and whether it will affect shareholders’ equity: N/A

6. Purpose/objective of the share exchange:

Strategic cooperation between the Company and Chipbond by integrating strength of both parties for win-win situation.

7. Whether the original shareholders are required to trade shares as the consideration, types and no. of the shares of the Company exchanged, and the subject company’s shareholding percentage of the Company after the share exchange:

The Company will issue 61,107,841 common shares and Fortune Venture Capital Corporation will transfer 16,078,737 common shares of the Company it holds for this share exchange transaction with Chipbond and thereafter Chipbond will own 0.62% of the Company’s common shares.

8. Types and no. of the exchange shares to obtain:

The Company will obtain 53,163,821 common shares newly-issued by Chipbond and Fortune Venture Capital Corporation will obtain 13,988,501 common shares newly issued by Chipbond for the share exchange transaction. UMC and Fortune Venture Capital Corporation will obtain 67,152,322 common shares of Chipbond in total.

9. Anticipated benefits of the share exchange:

The parties plan to cooperate with each other in driver IC, including integration of front-end and back-end manufacturing process, developing higher-frequency and lower power consumption functions, and rendering more comprehensive total solution to panel industry. By way of cooperation, it shall bring positive benefits to the parties’ revenues and profits.

10. Share exchange ratio and basis of its calculation:

the Company’s one share exchanges Chipbond 0.87 share. The exchange ratio is determined by parties based on market price and net worth of shares of the Company and Chipbond, operation performance and business development etc. and by reference with the reasonableness opinion issued by independent expert and any other relevant factors.

11. Whether the CPA, lawyer or securities underwriter issued an unreasonable opinion regarding the transaction: No

12. Name of accounting, law or securities firm: Kau Wei CPAs Firm

13. Name of CPA or lawyer: Wenching Tsai

14. Practice certificate number of the CPA: Tai Cai Zheng Deng (Six) Zi No. 1494

15. Estimated date of completion: Nov. 5th, 2021

16. Basic information of the subject company:

Chipbond’s main business are gold bumping, sold bumping, CP, TCP, COF and COG etc.

17. Restrictive covenants in the contract, and other important terms and conditions regarding future transfers of shares resulting from the share exchange: None

18. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

UMC:

Accumulative number of shares: 53,163,821 common shares through this share exchange transaction;

NTD 4,221,207,387 (calculated based on the market price as of Sep 2, 2021. The actual accumulated market price shall be calculated with the market price of the tentative share exchange date.);

Shareholding: 7.20%;

Any restriction of rights: No

Fortune Venture Capital Corporation:

Accumulative number of shares: 13,988,501 common shares through this share exchange transaction;

NTD 1,110,686,979 (calculated based on the market price as of Sep 2, 2021. The actual accumulated market price shall be calculated with the market price of the tentative share exchange date.);

Shareholding: 1.89%;

Any restriction of rights: No

19. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

UMC:

To total asset: 41.11%;

To equity attributable to owners of the parent: 54.61%;

Working capital in the most recent financial statement: NTD 93,345,963 thousand

Fortune Venture Capital Corporation:

To total asset: 2.24%;

To equity attributable to owners of the parent: 2.98%;

Working capital in the most recent financial statement: NTD 93,345,963 thousand

20. Other important terms and conditions: None

21. Any objections by directors to the present transaction: None

22. Information regarding directors with personal interest (name of natural person director or name of legal person director and its representative, material interest of the director or the legal person represented by the director, reason for recusal or otherwise, details of recusal, and reason for a resolution for or against the proposal): None

23. Any other matters that need to be specified: None

Exhibit 99.2

UMC and Chipbond to establish strategic cooperation through the exchange of new share issuance

1. Date of occurrence of the event: 2021/09/03

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The Boards of Directors of United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) ("UMC"), Fortune Venture Capital (a 100% subsidiary of UMC) and Chipbond Technology Corporation (TPExE: 6147) have approved the proposal of share exchange resolution today. Following the issuance and exchange of new shares, UMC and Chipbond will establish a long-term strategic partnership.

UMC manufactures chips with advanced process technology for various IC applications. The company continues to pursue a comprehensive portfolio of technology and solutions, from 14 nanometers to 0.6 micron processes, in order to fulfill customers’ design needs. Chipbond’s operations mainly focus on panel driver IC assembly and testing, flip chip bumping, and Wafer Level Chip Scale Packages (WLCSP). It also invests in fan-out system-in-package (FOSiP) and flip-chip system packaging (FCSiP) and other related high-end advanced packaging technology processes.

UMC is the first Taiwanese foundry to manufacture panel driver ICs, as well as the first to successfully use 28nm high-voltage process in AMOLED panel driver IC production, which has now advanced to 22nm process capabilities. Chipbond is the world's leading driver IC packaging and testing house in capacity and technology. The two companies will cooperate closely in the field of driver ICs, integrate front-end and back-end process technologies, and develop driver IC solutions of higher frequency and lower power consumption, jointly providing a complete solution for customers in the panel industry.

In recent years, UMC has actively engaged in the development of compound semiconductor Gallium Nitride (GaN) power devices and radio frequency component processes, targeting market opportunities for high-efficiency power components and 5G radio frequency components. Chipbond has been packaging and testing power supply and RF components for many years, and has gained a pivotal position in this industry. Its services including flip chip bumping (Bumping), thick copper heavy wiring (RDL) and wafer-level chip size (WLCSP) packaging and testing. In addition to Silicon (Si), Chipbond has also expanded its scope to compound wafers including Gallium Arsenide (GaAs), Silicon Carbide (SiC), and Gallium Nitride (GaN). UMC and Chipbond are

well positioned in the upstream and downstream of the industry supply chain, and will work closely together in these market segments to develop new market opportunities.

Based on the fact that the both parties have been in close contact and cooperation in the field of driver ICs for many years, the Boards of Directors of the two companies have decided to acquire each other’s equities by way of share exchange, further strengthening the long-term strategic cooperation between the two parties.

All parties agreed to exchange shares in accordance with Article 156-3 of the Company Law, and Chipbond’s capital will increase with the issuance of 67,152,322 new ordinary shares as consideration, and in exchange for 61,107,841 new ordinary shares issued by UMC and 16,078,737 UMC common shares held by Fortune Venture Capital. The share exchange ratio is one UMC share to 0.87 share of Chipbond.

It is expected that after the completion of the share exchange transaction, UMC and its subsidiary Fortune Venture Capital will jointly hold approximately 9.09% of the equity in Chipbond, and Chipbond will hold approximately 0.62% of the equity in UMC.

President SC Chien said: “UMC has always been committed to expanding its operating scale through global diversified manufacturing, strengthening customer competitiveness, and enhancing value for shareholders. As semiconductor technology becomes increasingly more sophisticated, and according to market trends and common interests, UMC must continue to develop its own foundry technology while joining forces with strategic partners. By combining technical expertise of both parties and integrating upstream and downstream resources, we can provide customers with advanced process technology solutions and a more comprehensive service.”

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A